UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 7, 2009

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                    No    ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated October 7, 2009 – Convening of Special General Meeting

99.2	Notice of Special General Meeting

99.3	Proxy Card

99.4	Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 7, 2009

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/S/ BOO GUAN SAW
Name:	Boo Guan Saw
Title:	President and Director

Exhibit 99.1

CONVENING OF SPECIAL GENERAL MEETING

Singapore, Singapore – October 7, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), wishes to announce the convening of a Special General Meeting (“SGM”) on November 9, 2009 in Xiamen, Fujian Province in the People’s Republic of China at 2.00 p.m. (local time in Xiamen) to receive and adopt the audited financial statements and independent auditors’ report for FY 2008.

A Letter to Shareholders from the President of the Company together with the Notice of SGM, proxy card and CYI’s Annual Report 2008 will be dispatched to shareholders as of the record date of September 29, 2009.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com

Exhibit 99.2

NOTICE OF SPECIAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To all Shareholders

NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Level 2, Executive Boardroom of Millennium Harbourview Hotel Xiamen, No. 12-8 Zhen Hai Road, Xiamen, Fujian 361001, People’s Republic of China on Monday, November 9, 2009 at 2.00 p.m. (local time in Xiamen) for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2008.

2.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Boo Guan Saw

President

Date: October 7, 2009

Notes:

1.

The Company is convening this Special General Meeting to lay before Shareholders the consolidated financial statements (and accompanying documents) of the Company for the financial year ended December 31, 2008.

2.	Pursuant to the bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

3.

By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on September 29, 2009 (New York time) are entitled to receive notice of and to attend and vote at the Meeting.

4.	A Member is entitled to appoint one or more proxies to attend and vote in his stead.

5.	A proxy need not be a member of the Company.

6.

If a proxy is appointed, the proxy form and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581, Republic of Singapore OR BNY Mellon Shareowner Services at P.O. Box 3550, South Hackensack NJ 07606-9250, U.S.A. not less than 48 hours before the time appointed for the Meeting, that is no later than 2.00 p.m. on Saturday, November 7, 2009 (Singapore time) or 1.00 a.m. on Saturday, November 7, 2009 (New York time).

7.

In the case of joint holders of shares the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder. For this purpose seniority is determined by the order in which the names stand in the Register of Members of the Company.

8.	The Company has retained Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies.

Exhibit 99.3

CHINA YUCHAI INTERNATIONAL LIMITED

WO#

5 9 8 1 8

FOLD AND DETACH HERE

Please mark your votes as indicated in this example	☒

		FOR	AGAINST	ABSTAIN
1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2008.	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE	☐

Total No. of Shares Held:	Date:

Signature(s) of Shareholder(s)/Common Seal	Signature(s) of Shareholder(s)/Common Seal

IMPORTANT – Please read the following notes before completing this form.

1.

You may appoint a proxy of your choice who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.

A member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration we would request members not to appoint more than two proxies.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointer are not ascertainable from the instruction of the appointer specified on the proxy form and in relation to any other matter which may come before the meeting, the proxy shall be entitled to vote in his/her discretion.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.
5.

To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581, Republic of Singapore OR BNY Mellon Shareowner Services at P.O. Box 3550, South Hackensack, NJ 07606-9250, USA not less than 48 hours before the time appointed for the Meeting, that is no later than 2.00 p.m. on Saturday, November 7, 2009 (Singapore time) or 1.00 a.m. on Saturday, November 7, 2009 (New York time).

6.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.

Pursuant to the bye-laws of the Company, no resolution of Members may be passed, whether an ordinary resolution or a special resolution, without the affirmative vote of the Special Share cast by the holder of the Special Share.

8.

By resolution of the Board only Members entered in the Register of Members of the Company at the close of business on September 29, 2009 (New York time) are entitled to receive notice of and to attend and vote at the Special General Meeting.

9.	The Company has retained Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

FOLD AND DETACH HERE

PLEASE COMPLETE IN BLOCK CAPITALS

I/We

of

being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Special General Meeting of the Company to be held at Level 2, Executive Boardroom of Millennium Harbourview Hotel Xiamen, No. 12-8 Zhen Hai Road, Xiamen, Fujian 361001, People’s Republic of China on Monday, November 9, 2009 at 2.00 p.m. (local time in Xiamen).

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Address Change/Comments	BNY MELLON SHAREOWNER SERVICES
(Mark the corresponding box on the reverse side)	P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

Exhibit 99.4

October 7, 2009

Dear Shareholders,

As you are aware, I was appointed to the Board of Directors (“Board”) of China Yuchai International Limited (“CYI” or “the Company”) on July 1, 2009 and assumed the role of President on August 1, 2009. During this period, the Board convened a Special General Meeting (“SGM”) upon the receipt of requisition notices from several shareholders and issued a Letter to Shareholders setting out its views and recommendations on the resolutions to be voted upon at the SGM. The SGM was duly convened on September 4, 2009 and all proposals put to the vote failed by a majority vote of ordinary shareholders. Now that the SGM is behind us, I would like to take this opportunity to address all shareholders of the Company, to ensure that we are all on the same page moving forward focused on one common goal, which is to effectively manage and grow the business in these difficult economic times so that value is consistently delivered.

After resolving historical issues, the Company regained compliance with its financial reporting requirements with the filing of its audited consolidated financial statements for financial year 2007 with the United States Securities & Exchange Commission (“SEC”) on January 31, 2009. This was followed by the filing of its audited consolidated financial statements for financial year 2008 with the SEC on July 15, 2009 notwithstanding a change in independent auditors in April 2009. Subsequently, we announced our unaudited consolidated financial results for the first quarter ended March 31, 2009 and for the second quarter ended June 30, 2009 on July 31, 2009 and August 12, 2009 respectively. With this, CYI has reverted to quarterly reporting mode and I am pleased to announce that we will be resuming the hosting of earnings conference calls beginning with the release of our unaudited consolidated financial results for the third quarter ended September 30, 2009 scheduled for November 2009.

In addition, in tandem with CYI’s business operations, shareholders can look forward to routine communications via press releases and announcements and other investor relations activities such as scheduled calls/meetings with institutional investors and sell-side analysts to encourage coverage on CYI from major research firms as well as presentations at its annual general meeting and major conferences and a planned road-show in 2010. On a periodic basis, investor visits to our main operating subsidiary, Guangxi Yuchai Machinery Company Limited’s (“GYMCL”) production facilities at Yulin City, Guangxi Province, will be organized for shareholders and potential investors to get a first hand view and understanding of the Company’s operations in China. These planned activities and initiatives for the rest of 2009 and 2010 are important to ensure a broader exposure to the investment community.

While CYI values open dialogue and communication with its shareholders, as a listed entity on the New York Stock Exchange, it is mindful that there must be proper and non-selective disclosure of material non-public information in compliance with applicable disclosure requirements. To this end, a Shareholder Communications Policy has recently been established which is available on CYI’s website at www.cyilimited.com. This sets out clearly how shareholders can engage in communications with the Company outside of the planned and scheduled investor relations activities. This policy is necessary to assure shareholders that procedures are in place to prevent any selective disclosure of material non-public information and also to streamline the process of shareholder communications such that management’s time is efficiently and effectively utilized.

Turning now to CYI’s business operations, the global recession has had an undeniable impact on the economic growth outlook for China although recent economic indicators suggest that the rate of contraction in the world economy has slowed with several countries even reporting positive economic growth. The Chinese government in November 2008 and March 2009 announced various stimulus measures to bolster growth and avert further contractions in the Chinese economy. While this appears to have had the results intended for as reflected in the expansion of industrial output to 10.7% in June 2009 from a year ago, faster than the 8.9% rate in May 2009 and an increase in urban fixed-asset investment to 33.6% in the first half of 2009 compared with 32.9% growth in the first 5 months of 2009*, it is still early days in the implementation process and commercial caution and financial prudence is required to be exercised in the resulting aftermath of the global financial crisis.

*	Source: China’s National Bureau of Statistics

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GYMCL’s various competitive advantages, namely its well known brand name, leading market position, diversified product mix of light-, medium- and heavy-duty engines, well established research and development team leading to it being recognized as a technology leader and extensive sales and service support networks across China to address customer expectations has well positioned it to weather the current economic downturn. GYMCL’s aim is to remain the market leader in China by providing leading diesel engines at competitive prices with excellent customer service as well as maintain its leadership position in engine technology. GYMCL has, for some time now, been developing and promoting green technology and it has announced the development of alternative fuels and environmentally friendly hybrid engines with better fuel efficiency as part of its “Green Technology’ initiative. An example is the use of hybrid diesel and hybrid natural gas engines which will enable vehicles to use either natural gas or diesel engines in hybrid vehicles. Other exciting developments in the area of green technology are in the pipeline and the relevant announcements will be made in due course.

Our market share in the first half of 2009 improved relative to the first half of 2008. For the second quarter of 2009 ended June 30, 2009, net revenues were RMB 3,448.0 million representing a gain of almost 18% over the net revenues of RMB 2,924.1 million in the first quarter of 2009. The total number of diesel engines sold by GYMCL during the second quarter of 2009 was 129,932 units, an increase of 8,183 units over the 121,749 units in the first quarter of 2009. We have a strong cash position of approximately RMB 2 billion as at June 30, 2009 due to positive cash flow being generated from operating activities, strong working capital controls and improved debtors collection. Shareholders should therefore take comfort that CYI is fundamentally sound with experience in safeguarding and growing its assets for the benefit of all parties.

After reviewing the key operations, I would like to share the key growth areas which I have identified to focus on in the coming months: (i) continued investment in research & development to ensure technology advancement and innovations in tandem with the Company’s green technology initiatives as well as comply with stringent emission standards; (ii) expanding capacity in the higher margin heavy-duty product lines which is in progress with the completion of phase one of GYMCL’s new diesel engine assembly factory in Xiamen, Fujian Province and the building of a new foundry at GYMCL’s primary manufacturing site at Yulin City; (iii) further development of both the diesel marine and power generation markets as new areas for expansion; (iv) entry into of strategic partnerships with vehicle and original equipment manufacturers (OEMs); (v) expanding sales to overseas markets and (vi) quality improvement and continued costs reductions through lean manufacturing and Six Sigma methodologies.

Even in these uncertain challenging economic times, opportunities abound and exciting times lie ahead. I believe that my extensive management background and experience in the automotive industry will allow me to make an immediate impact and together with a dedicated management team and strong business fundamentals, I am confident that all shareholders will support and work with us to unlock the potential in the Company and bring it to greater heights of performance.

Yours sincerely,

/s/ Boo Guan Saw
Boo Guan Saw President China Yuchai International Limited

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